UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July 2019

Commission File No.: 001-35773

REDHILL BIOPHARMA LTD.
(Translation of registrant's name into English)

21 Ha'arba'a Street, Tel Aviv, 6473921, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On July 23, 2019, RedHill Biopharma Ltd. (the “Company”) entered into a Sales Agreement with SVB Leerink LLC (“SVB Leerink”) pursuant to which the Company may offer and sell its American Depositary Shares (the “ADSs”), each representing 10 ordinary shares par value NIS 0.01 per share, having aggregate gross sales proceeds of up to $60.0 million, from time to time, through an “at the market” offering program, under which SVB Leerink will act as sales agent. The ADSs that may be sold pursuant to the Sales Agreement will be issued pursuant to the Company’s shelf registration statement on Form F-3 (File No. 333-226278), as supplemented by the prospectus supplement dated July 23, 2019 relating to the sale of the ADSs.

SVB Leerink or the Company may suspend the offering of the ADSs being made through SVB Leerink under the Sales Agreement upon proper notice to the other party. SVB Leerink and the Company each has the right, in its sole discretion, by giving written notice as specified in the Sales Agreement, to terminate the Sales Agreement at any time. The offering of the ADSs pursuant to the Sales Agreement will otherwise terminate upon the termination of the Sales Agreement as provided therein.

The Company will pay SVB Leerink a commission up to 3.0% of the gross proceeds from the sales of the ADSs pursuant to the Sales Agreement.

The Sales Agreement contains representations, warranties and covenants that are customary for transactions of this type. In addition, the Company has agreed to indemnify SVB Leerink against certain liabilities, including liabilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended. A copy of the Sales Agreement is filed as Exhibit 1.1 to this report on Form 6-K and is incorporated herein by reference. The description of the Sales Agreement is qualified in its entirety by reference to Exhibit 1.1 to this report on Form 6-K.

This report on Form 6-K, including the exhibits filed herewith, is not an offer to sell or the solicitation of an offer to buy the ADSs or any other securities of the Company, nor shall there be any offer, solicitation or sale of the ADSs or any other securities of the Company in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state.

Attached hereto and incorporated by reference herein are the following exhibits:

Exhibit 1.1: Sales Agreement, dated July 23, 2019, between the Company and SVB Leerink.

Exhibit 5.1: Opinion of Gross, Kleinhendler, Hodak, Halevy, Greenberg, Shenhav & Co.

Exhibit 5.2: Opinion of Haynes and Boone, LLP.

Exhibit 23.1: Consent of Gross, Kleinhendler, Hodak, Halevy, Greenberg, Shenhav & Co. (included in Exhibit 5.1).

Exhibit 23.2: Consent of Haynes and Boone, LLP (included in Exhibit 5.2).

This Form 6-K and related exhibits are incorporated by reference into the Company's Registration Statements on Form S-8 filed with the Securities and Exchange Commission on May 2, 2013 (Registration No. 333-188286), on October 29, 2015 (Registration No. 333-207654), on July 25, 2017 (Registration No. 333-219441), on May 23, 2018 (Registration No. 333-225122) and its Registration Statements on Form F-3 filed with the Securities and Exchange Commission on February 25, 2016 (Registration No. 333- 209702) and on July 23, 2018 (Registration No. 333-226278).

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REDHILL BIOPHARMA LTD.
(Registrant)

Date: July 23, 2019	By: /s/ Dror Ben-Asher
Dror Ben-Asher
Chief Executive Officer

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